[WFAM Letterhead]

September 22, 2016

Jeff Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Wells Fargo Funds Trust, File Nos. 333-213124 and 811-09253 (the “Registrant”)

Dear Mr. Foor:

On behalf of the Registrant, I am sending a response to oral comments delivered by Dan Manning on September 8, 2016 and from yourself on September 13, 2016 to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on August 15, 2016, accession no. 0001081400-16-001786, relating to the acquisition of the assets of the Wells Fargo Municipal Money Market Fund (the “Target Fund”) by the Wells Fargo National Tax-Free Money Market Fund (the “Acquiring Fund”).

Please note the following responses to your comments (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

Accounting Comments:

Comment 1:   You requested that we add disclosure regarding the liquidation of the Sweep Class of both the Target Fund and the Acquiring Fund to the prospectus/proxy statement.

Response 1:    We have added the requested disclosure.

Comment 2:   You requested that we add a reference to Section 368(a) of the Internal Revenue Code to the sections entitled “Merger Summary – Tax Information” and “Material U.S. Federal Income Tax Consequences of the Merger”.

Response 2:    We have added the reference to the section entitled “Merger Summary – Tax Information” as requested. However, we note that the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” already contains such reference.

Comment 3:   You noted that the “Narrative Description of the Pro Forma Effects of the Reorganization of Wells Fargo Municipal Money Market Fund into Wells Fargo National Tax-Free Money Market Fund” in the Merger SAI contains disclosure stating that the costs of the Merger will be borne by the Investment Manager or its affiliates, while disclosure elsewhere in the prospectus/proxy statement contains disclosure stating that the costs of the Merger will be borne by the Funds. You requested that we make this disclosure consistent.

Response 3:    We have changed the disclosure contained in the Merger SAI to note that the costs of the Merger will be borne by the Funds.

Comment 4:   You noted that the Annual Fund Operating Expenses table contains a footnote relating to the Target Fund stating that “[e]xpenses have been adjusted as necessary from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses.” You requested that we confirm whether the expenses of the Acquiring Fund have also been adjusted to reflect current fees and expenses.

Response 4:    The above-referenced footnote should have also been applied to the Acquiring Fund. We have updated the table to reflect this fact.

Comment 5:   You requested that we confirm whether fees and expenses waived by the Investment Manager are subject to recoupment.

Response 5:    Fees and expenses waived by the Investment Manager are not subject to recoupment.

Comment 6:   You noted that the tax opinion of Pepper Hamilton LLP has not yet been                                 filed as an exhibit to the registration statement.

Response 6:    The tax opinion will be filed in a post-effective amendment to the registration statement following the closing of the Merger, consistent with our past practice.

Disclosure Comments:

Comment 1:   You suggested that we make bold each sentence that introduces a defined term.

  Response 1:   As there are certain instances where multiple terms are defined in a single paragraph, we believe that making bold each sentence that introduces a defined term could be counterproductive. Instead, we have made bold the defined terms themselves the first time they are introduced. We believe that this approach will better serve to highlight such terms to shareholders.

Comment 2:   You requested that we include in the “Tax Information” subsection of the “Merger Summary” an estimate of the net capital gains expected to be realized by the Target Fund as a result of the sale of securities held by the Target Fund prior to the consummation of the Merger, but following shareholder approval of the Merger. You requested that we provide such information as a total dollar amount as well as on a per share basis. You also requested that we include an estimate of transaction costs.

Response 2:    We have included the requested disclosure. We note however that as the estimated capital gains are extremely small (approximately $180), we have not attempted to calculate the amount on a per share basis.

Comment 3:   You noted that the section entitled “Merger Information – Board Considerations” includes the following disclosure: “Funds Management advised the Board as to the cause of a difference in the Funds' relative current market-based net asset values, which is not the value at which shareholders transact but is a value that is calculated frequently in order to determine the Funds' ability to continue to transact at $1.00. Funds Management also advised the Board that the market-based net asset value of the combined Acquiring Fund is expected to be higher than the corresponding mark-to-market net asset value of the Target Fund due to anticipated shareholder redemptions and the Funds' current net asset values.” You requested that we explain supplementally what this language is referring to.

Response 3:    The above referenced disclosure is referring to the fact that at the time of the Board meeting, the Target Fund’s market-based net asset value to four decimal places was slightly under one dollar while the Acquiring Fund’s market-based net asset value to four decimal places was slightly over one dollar. Due to anticipated redemptions expected to occur in the Acquiring Fund prior to the Merger (which will be processed at $1.00 per share), it is expected that the Acquiring Fund’s market-based net asset value to four decimal places following the Merger will actually be higher than its value at the time of the Board meeting.

Comment 4:   You noted that in the section entitled “Merger Information – Board Considerations” the disclosure indicates that the Board recognized that some of the benefits of the proposed Merger would accrue to Funds Management and its affiliates. You requested that we explain whether the Board considered these benefits to Funds Management in its deliberations regarding the proposal that the Funds bear the expenses incurred in connection with the Merger.

Response 4:    In its deliberations, the Board considered that the Merger would result in some benefits to Funds Management and its affiliates in addition to the Funds. After considering both the benefits of the Merger to Funds Management and its affiliates and the benefits of the Merger to the Funds, including the continuation of net operating expense ratio caps, the Board approved the proposal that the Funds bear all expenses incurred in connection with the Merger in light of the anticipated benefits to the shareholders of both Funds from the completion of the Merger.

Comment 5:   You noted that in the section entitled “Merger Information – Board Considerations” the disclosure indicates that the expenses to be incurred in connection with the Merger are estimated to be approximately $58,000. You asked if that figure includes estimated transaction costs.

Response 5:    The $58,000 figure includes all expenses expected to be incurred in connection with the Merger. We note that the Funds do not expect to incur any transaction costs in connection with the Merger.

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We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant expects to file an N-14/A filing on or about October 3, 2016 in order to incorporate the responses to your comments described above. In that filing, we expect to request that the staff declare that filing effective as of October 5, 2016. Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.